LATAM group transported 8.2 million passengers in January, recording a solid load factor of 86.4%

Operating statistics for January 2026

Santiago, February 10, 2026 -During January, LATAM group transported 8.2 million passengers, representing a 9.0% increase compared to the same month of 2025. This growth was accompanied by a solid load factor, which reached 86.4%, up 1.7 percentage points compared to the same month of the previous year.

In line with the above, LATAM group increased its consolidated capacity, measured in available seat-kilometers (ASK), by 11.1% compared to January 2025. This growth was mainly driven by a 15.3% increase in international operations, together with a 10.7% increase in capacity in LATAM Airlines Brazil’s domestic market.
Consolidated traffic, measured in revenue passenger-kilometers (RPK), increased by 13.3% compared to January 2025, reflecting growth across all segments. International operations once again stood out, with an increase of 17.5%, followed by LATAM Airlines Brazil’s domestic market, which recorded an 11.9% year-over-year increase.
Regarding cargo operations, capacity measured in available ton-kilometers (ATK) reached 746 million in January, 6.4% higher compared to the same month of the previous year. As a result, 83 thousand tons of cargo were transported during the month.
The following table summarizes the main operating statistics for the month for the main LATAM group business segments:

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
ir.latam.com

LATAM GROUP OPERATIONS	January
	2026	2025	% Change
LATAM GROUP PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)
SYSTEM	13,892	12,259	13.3%
DOMESTIC SSC (1)	2,215	2,139	3.6%
DOMESTIC BRAZIL (2)	4,182	3,739	11.9%
INTERNATIONAL (3)	7,495	6,381	17.5%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	16,072	14,471	11.1%
DOMESTIC SSC (1)	2,521	2,542	-0.8%
DOMESTIC BRAZIL (2)	4,995	4,511	10.7%
INTERNATIONAL (3)	8,556	7,419	15.3%

PASSENGER LOAD FACTOR
SYSTEM	86.4%	84.7%	1.7p.p
DOMESTIC SSC (1)	87.9%	84.2%	3.7p.p
DOMESTIC BRAZIL (2)	83.7%	82.9%	0.8p.p
INTERNATIONAL (3)	87.6%	86.0%	1.6p.p

PASSENGER BOARDED (thousand)
SYSTEM	8,178	7,504	9.0%
DOMESTIC SSC (1)	2,870	2,788	2.9%
DOMESTIC BRAZIL (2)	3,583	3,215	11.4%
INTERNATIONAL (3)	1,725	1,500	15.0%

LATAM GROUP CARGO OPERATIONS
REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	350	357	-2.0%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	746	701	6.4%

CARGO LOAD FACTOR
SYSTEM	46.9%	50.9%	-4.0p.p

CARGO TONS TRANSPORTED (thousand)
SYSTEM	83	83	0.2%

(1) Domestic SSC refers to domestic operations of LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.
(2) Domestic Brazil refers to LATAM Airlines Brazil domestic operations.
(3) International refers to international operations of LATAM Airlines Brazil, LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador, LATAM Airlines Peru and LATAM Airlines Paraguay.

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
ir.latam.com

ABOUT LATAM GROUP
LATAM Airlines Group S.A. and its affiliates are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to / from Europe, the United States, Oceania, Africa and the Caribbean.
The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321Neo, A320, A320Neo, and A319 aircraft. Additionally, the Airbus 330, operated under short-term leases, is also part of the current operations.
LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group cargo subsidiaries. In addition to having access to the bellies of the passenger affiliate’s aircraft, they have a fleet of 20 freighters. They operate on the LATAM group network as well as international routes that are solely used for freighters. They offer modern infrastructure, a wide variety of services and protection options to meet all customer needs.
More financial information at ir.latam.com
www.latam.com

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
ir.latam.com